Filed Pursuant to Rule 433

Registration Statements No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

November 13, 2012

Uruguay Announces Intention to Issue a New Global Bond

and to Conduct Liability Management Transactions

Montevideo, Uruguay: Today, the Republic of Uruguay (“Uruguay”) announced its intention to issue a new global bond for cash and to conduct a series of liability management transactions designed to further improve its external debt profile, including an exchange offer and a cash tender offer for certain of its outstanding bonds, all as described below.

The issuance of new bonds for cash is expected to comprise an offering of U.S.$ Global Bonds due 2045 (the “U.S.$ Bonds due 2045”), which will be used by Uruguay in part to fund the cash tender offer. In addition, Uruguay intends to invite holders of the bonds set forth in the table below (the “Group A Bonds” and the “Group B Bonds”, which are collectively referred to herein as the “Exchange Offer Eligible Bonds”), subject to certain conditions, to tender such bonds in exchange for additional U.S.$ Bonds due 2045, which, if issued, will be consolidated, form a single series, and be fully fungible with Uruguay’s U.S.$ Bonds due 2045 to be offered for cash (the “Exchange Offer”). The aggregate outstanding principal amount of the Exchange Offer Eligible Bonds is approximately U.S.$5.2 billion and the aggregate principal amount of the U.S.$ Bonds due 2045 intended to be issued by Uruguay (including U.S.$ Bonds due 2045 offered for cash) will not exceed U.S.$2.0 billion. Subject to proration, holders that validly tender Exchange Offer Eligible Bonds are expected to receive U.S.$ Bonds due 2045 having a principal amount equal to U.S.$1,000 multiplied by the exchange ratio to be determined for each series of the Group A Bonds and Group B Bonds in exchange for each U.S.$1,000 in principal amount of Exchange Offer Eligible Bonds accepted for exchange, in addition to accrued and unpaid interest on the Exchange Offer Eligible Bonds through the expected settlement date, which will be payable in cash. Additionally, Uruguay intends to accept all Group A Bonds validly tendered before it accepts any Group B Bonds validly tendered. Uruguay intends to accept validly tendered Group B Bonds, if any, so that the aggregate principal amount of the U.S.$ Bonds due 2045 issued by Uruguay (including U.S.$ Bonds due 2045 offered for cash) will be at least U.S.$1.0 billion.

Uruguay reserves the right, in its sole discretion, not to launch the Exchange Offer or, if the Exchange Offer is launched, not to accept tenders for, or issue, for any reason, U.S.$ Bonds due 2045.

Group A Bonds	ISIN	CUSIP	Common Code	Outstanding Principal Amount as of October 25, 2012
7.000% due April 2013	US917288AS14	917288AS1	016713694	U.S.$	34,803,880
7.875% due March 2014	US917288AT96	917288AT9	016713716	U.S.$	5,188,963
7.250% due May 2014	US917288AU69	917288AU6	016713724	U.S.$	15,651,712
7.500% due March 2015	US917288AZ56	917288AZ5	016713805	U.S.$	177,584,775
8.750% due June 2015	US917288AV43	917288AV4	016713732	U.S.$	18,310,492
7.625% due January 2017	US917288AX09	917288AX0	016713775	U.S.$	13,003,870
9.250% due May 2017	US760942AR33	760942AR3	021983462	U.S.$	137,039,000
8.000% due November 2022[1]	US917288BC52	917288BC5	023617129	U.S.$	1,634,875,590
6.875% due September 2025	US760942AX01	760942AX0	045490688	U.S.$	474,700,000
7.875% due July 2027	US760942AE20	760942AE2	007829361	U.S.$	23,150,000

Group B Bonds	ISIN	CUSIP	Common Code	Outstanding Principal Amount as of October 25, 2012
7.875% due January 2033[2]	US917288BA96	917288BA9	016713813	U.S.$	1,073,470,792
7.625% due March 2036[3]	US760942AS16	760942AS1	024873811	U.S.$	1,411,130,899

[1]	After giving effect to the Exchange Offer and the Cash Tender Offer, the outstanding aggregate principal amount of the 8.000% USD Bonds due 2022 will be at least U.S.$500 million.
[2]	After giving effect to the Exchange Offer, the outstanding aggregate principal amount of the 7.875% USD Bonds due 2033 will be at least U.S.$500 million.
[3]	After giving effect to the Exchange Offer, the outstanding aggregate principal amount of the 7.625% USD Bonds due 2036 will be at least U.S.$500 million.

Uruguay also intends to invite holders of the bonds set forth in the table below (the “Cash Tender Offer Eligible Bonds”) to tender bonds for cash (the “Cash Tender Offer”). The total price payable by Uruguay (including accrued and unpaid interest on the Cash Tender Offer Eligible Bonds) for all Cash Tender Offer Eligible Bonds accepted for purchase by Uruguay pursuant to the Cash Tender Offer, translated, in the case of Cash Tender Offer Eligible Bonds denominated in Euros, to U.S. dollars using the mid-market spot rate for converting Euros into U.S. dollars as of 8:00 a.m., New York City time, on the day of expiration of the Cash Tender Offer, according to the CM1 screen on Bloomberg (the “Aggregate Purchase Price”), will not exceed U.S.$500 million.

Uruguay expects the Cash Tender Offer to be conditioned upon, among other things, the issuance of the U.S.$ Bonds due 2045 expected to be sold today. Uruguay expects that the Cash Tender Offer will not be conditioned upon any minimum participation in any series of Cash Tender Offer Eligible Bonds. Uruguay intends to reserve the right, in its sole discretion, not to accept any or all offers and to terminate the Cash Tender Offer for any reason in its discretion.

If the Aggregate Purchase Price to be paid for all Cash Tender Offer Eligible Bonds validly tendered and accepted for purchase by Uruguay exceeds U.S.$500 million, Uruguay intends to reserve the right, in its sole discretion, to select one or more series of Cash Tender Offer Eligible Bonds to be prorated on the basis of the same or different proration factors. The aggregate outstanding principal amount of the Cash Tender Offer Eligible Bonds is approximately U.S.$2.72 billion. Each offer to tender any series of Cash Tender Offer Eligible Bonds will be made as a separate, independent offer.

If the Cash Tender Offer is launched, Uruguay expects the price to be paid for Cash Tender Offer Eligible Bonds tendered and accepted pursuant to the Cash Tender Offer (the “Purchase Price”) will be for each U.S.$1,000 or €1,000 of each series of Bonds, the fixed Purchase Price indicated in the table below.

Cash Tender Offer Eligible Bonds	ISIN	CUSIP	Outstanding Principal Amount as of October 25, 2012		Purchase Price per U.S.$/€ 1,000 Principal Amount
USD Bonds
7.000% due April 2013	US917288AS14	917288AS1	U.S.$	34,803,880	U.S.$	1,025.00
7.875% due March 2014	US917288AT96	917288AT9	U.S.$	5,188,963	U.S.$	1,102.50
7.250% due May 2014	US917288AU69	917288AU6	U.S.$	15,651,712	U.S.$	1,100.00
7.500% due March 2015	US917288AZ56	917288AZ5	U.S.$	177,584,775	U.S.$	1,165.00
8.750% due June 2015	US917288AV43	917288AV4	U.S.$	18,310,492	U.S.$	1,211.25
7.625% due January 2017	US917288AX09	917288AX0	U.S.$	13,003,870	U.S.$	1,263.75
9.250% due May 2017	US760942AR33	760942AR3	U.S.$	137,039,000	U.S.$	1,353.75
8.000% due November 2022[a]	US917288BC52	917288BC5	U.S.$	1,634,875,590	U.S.$	1,475.00
6.875% due September 2025	US760942AX01	760942AX0	U.S.$	474,700,000	U.S.$	1,427.50
7.875% due July 2027	US760942AE20	760942AE2	U.S.$	23,150,000	U.S.$	1,523.75

EUR Bonds
6.875% due January 2016	XS0225531432	N/A		€83,811,000		€1,186.25
7.000% due June 2019	XS0167137834	N/A		€62,425,404		€1,257.50

[a]	After giving effect to the Cash Tender Offer and Exchange Offer, the outstanding aggregate principal amount of the 8.000% USD Bonds due 2022 will be at least U.S.$500 million.

Uruguay expects to pay holders any accrued and unpaid interest on their Cash Tender Offer Eligible Bonds up to (but excluding) the settlement date. Uruguay intends to reserve the right to extend or early terminate the Cash Tender Offer.

Source: Republic of Uruguay

Contact: The Office of Debt Management of the Republic of Uruguay at +5982 1712 2957

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by documents expected to be prepared in connection with the intended offers described above. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607d18k.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1es99e_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465907/d438381d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering of securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.), or BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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